UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FINAL AMENDMENT

AETNA MULTI-STRATEGY 1099 FUND
(Name of Issuer)

AETNA MULTI-STRATEGY 1099 FUND
(Name of Person(s) Filing Statement)

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Victor Fontana

125 Maiden Lane
New York, NY 10038
(212) 240-9721

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste 2000
Philadelphia, PA 19103-6996
(215) 988-2700

August 30, 2013
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $4,600,000.00             (a)  Amount of Filing Fee: $627.44 (b)

(a)	Calculated as the aggregate maximum purchase price for Shares.

(b)	Calculated at $136.40 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $627.44

Form or Registration No.: SC TO-I

Filing Party: Aetna Multi-Strategy 1099 Fund

Date Filed: August 30, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Aetna Multi-Strategy 1099 Fund

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on August 30, 2013 by Aetna Multi-Strategy 1099 Fund (the "Fund") in connection with an offer (the “Offer”) by the Fund to purchase up to $4,600,000 of shares of beneficial interest ("Shares") in the Fund on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on August 30, 2013.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on September 27, 2013.

2. Valuation Date of the Shares tendered pursuant to the Offer was December 31, 2013.

3. No Shares were tendered prior to the expiration of the Offer, and therefore, no Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AETNA MULTI-STRATEGY 1099 FUND

By:	/s/ Mark Garber
Name: Mark Garber
Title: President

April 9, 2014